NYSE
AN ICE EXCHANGE

January 22, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the following securities of LEGATO MERGER CORP. IV, under the Exchange Act of 1934:

- Units, each consisting of one ordinary share and one-third of one redeemable warrant
- Ordinary shares, par value $0.0001 per share
- Redeemable warrants, each whole warrant exercisable to purchase one ordinary share at an exercise price of $11.50 per share

Sincerely,

Craig A. Marten

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com